Exhibit 22

Guarantor and Subsidiary Issuer of Registered Guaranteed Securities

Securities	Guarantor
Argo Group U.S. (the “Subsidiary Issuer”), issued $143,750,000 aggregate principal amount of the Subsidiary Issuer’s 6.5% Senior Notes due September 15, 2042 (the “Notes”). The Notes are unsecured and unsubordinated obligations of the Subsidiary Issuer and rank equally in right of payment with all of the Subsidiary Issuer’s other unsecured and unsubordinated debt. The Notes are guaranteed on a full and unconditional senior unsecured basis by the Argo Group International Holdings, Ltd.
The Notes are listed on the New York Stock Exchange.
Argo Group International Holdings, Ltd.